Exhibit (a)(1)(G)

2825 Airview Boulevard

Kalamazoo, MI 49002

PRESS RELEASE

DATE:	May 27, 2011
CONTACT:	Katherine A. Owen
Vice President, Strategy and Investor Relations
269-385-2600

Stryker Commences Tender Offer for Acquisition of Orthovita, Inc.

Kalamazoo, Michigan / Malvern, Pennsylvania, May 27, 2011 — Stryker Corporation (NYSE: SYK) (“Stryker”) and Orthovita, Inc. (NasdaqGM: VITA) (“Orthovita”) announced today that Stryker’s indirect wholly owned subsidiary, Owl Acquisition Corporation, has commenced the previously announced tender offer for all outstanding shares of common stock of Orthovita for $3.85 per share, net to the seller in cash, without interest and less any required withholding taxes.

On May 16, 2011, Stryker and Orthovita announced that Stryker and Orthovita had signed a definitive merger agreement pursuant to which the tender offer would be made. Orthovita’s Board of Directors approved the terms of the merger agreement, including the tender offer.

Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, Owl Acquisition Corporation will merge with and into Orthovita. At the effective time of the merger, each share of common stock of Orthovita issued and outstanding immediately prior to the effective time of the merger (excluding shares owned by Orthovita, Stryker or Owl Acquisition Corporation and shares for which dissenters rights, if available, have properly been exercised) will be converted into the right to receive $3.85 per share, payable net to the holder in cash, without interest and subject to any withholding of taxes required by applicable law.

Stryker and Owl Acquisition Corporation are filing with the Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, Orthovita is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Orthovita’s board of directors that Orthovita’s shareholders tender their shares of common stock into the tender offer.

The tender offer is conditioned on the tender of a majority of the outstanding shares of common stock of Orthovita on a fully-diluted basis as well as other customary closing conditions.

The tender offer is scheduled to expire at the end of June 24, 2011, at 12:00 midnight, New York City time, unless extended or earlier terminated.

Notice to Investors

This news release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities of Orthovita. Stryker will file a tender offer statement on a Schedule TO with the SEC, and Orthovita will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information about the tender offer and proposed merger that should be read carefully before any decision is made with respect to the tender offer. Orthovita’s stockholders can obtain all of these documents (and all other offer documents filed with the SEC) when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, free copies of the tender offer statement and related material may be obtained, when they become available, at Stryker’s website at www.stryker.com or by directing a request to Stryker Corporation (Investor Relations) at (269) 389-2600; and the solicitation/recommendation statement, and related materials may be obtained, when available, at Orthovita’s website at www.orthovita.com or by directing a request to Nancy C. Broadbent, Senior Vice President and Chief Financial Officer at Orthovita, Inc. at (610) 640-1775. The Schedule TO, Schedule 14D-9 and related materials may also be obtained for free from Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, Toll Free Telephone (888) 750-5834.

2